UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building 04707-000 - São Paulo, SP Federative Republic of Brazil Tel: +55 (11) 7420-1172
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Receipts evidencing American Depositary Shares, each representing one preferred share of no par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐
Rule 12h-6(b)	☐	Rule 12h-6(h)	☐

In this Form 15F, the term “preferred shares” refers to preferred shares without par value of Vivo Participações S.A. (“Vivo”), and the term “Vivo ADSs” refers to American Depositary Shares of Vivo, each representing one preferred share and evidenced by American Depositary Receipts, which we refer to as “ADRs”. The Bank of New York Mellon is TCP’s depositary, which issues ADRs evidencing ADSs.

Part I

Item 1.  Exchange Act Reporting History

A. Vivo (previously identified as Telesp Celular Participações S.A. (“TCP”)) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), on November 2, 1998 when TCP’s Registration Statement on Form 20-F/A, which registered the preferred shares under section 12(b) of the Exchange Act, was declared effective by the Securities and Exchange Commission (the “SEC”).

B. Vivo has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding SEC rules for the 12 months preceding the filing of this form.  Vivo has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Vivo ADSs have been traded on the New York Stock Exchange since November 16, 1998.  Vivo last issued securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in connection with a corporate restructuring of its controlled subsidiaries implemented to simplify an organizational structure that comprised three publicly held companies, two of them with American depositary shares listed on the New York Stock Exchange.  Pursuant to this restructuring, which was effected by means of a shareholder vote and a merger of shares, Vivo issued 2.74 Vivo ADSs for each American Depositary Share of its subsidiary Telemig Celular Participações S.A. (“TCP”).  These Vivo ADSs were issued pursuant to Vivo’s Registration Statement on Form F-4/A (the “F-4”) which was filed with and declared effective by the SEC on July 20, 2009. Except for Vivo ADSs remaining unclaimed by former holders of ADSs of TCP American Depositary Shares, Vivo does not have registered equity securities on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

A. The primary trading market for Vivo’s preferred shares is the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”) in São Paulo, Brazil.

B. The preferred shares of Vivo were initially listed on the BM&FBOVESPA on September 21, 1998 (previously traded under “TCP”).  Vivo has maintained a listing of the preferred shares on the BM&FBOVESPA since that time until the date set forth above.

C. The percentage of trading in Vivo’s preferred shares that occurred on BM&FBOVESPA in relation to the total volume traded worldwide as of a recent 12-month period was 87.0%. The first and last day of the recent 12-month period was May 31, 2010 and May 31, 2011, respectively.

Item 4.  Comparative Trading Volume Data

A.           Not applicable.

B.           Not applicable.

C.           Not applicable.

D.           Not applicable.

E.           Not applicable.

F.           Not applicable.

Item 5.  Alternative Record Holder Information

As of June 13, 2011, on a worldwide basis Telesp was the sole holder of preferred shares and the sole holder of ADSs.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           Vivo issued a press release on July 6, 2011 announcing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act or both.

B.           The July 6 press release was released through Vivo’s mailing list that includes PR Newswire and some New York Stock Exchange (NYSE) channels such as pressreleases@nyse.com.  Such notice was also posted on Vivo’s website (http://www.vivo.com.br/ir) and is attached hereto as Exhibit 99.1.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

Not applicable, as Vivo does not intend to rely on the exemption under Rule 12g3-2(b) of the Exchange Act while it remains eligible for the exemption under Rule 12g3-2(a) of the Exchange Act.

Part III

Item 10.  Exhibits

Exhibit	Description
99.1	Press release dated July 6, 2011.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

2.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vivo Participações S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Vivo Participações S.A. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Gilmar Roberto Pereira Camurra
	Name:	Gilmar Roberto Pereira Camurra
	Title:	Investor Relations Officer

Date:           July 7, 2011